Orion Acquisition Corp. II
501 Second Street, Suite 211
San Francisco, California 94107

May 12, 2005

VIA EDGAR TRANSMISSION & HAND DELIVERY

Mr. John Reynolds

Assistant Director, Office of Emerging Growth Companies

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop: 0511

Re:	Registration Statement on Form SB-2 (Registration No. 333-122431), as amended, of Orion Acquisition Corp. II

Ladies and Gentlemen:

Reference is made to that letter of even date herewith from Orion Acquisition Corp. II, a Delaware corporation (the “Company”), to the staff of the Securities and Exchange Commission (the “Commission”) with respect to the request for acceleration of effectiveness of the Registration Statement on Form SB-2 (Registration No. 333-122431).

In connection with such letter, the Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ORION ACQUISITION CORP. II

By:	/s/ C. Patrick Machado
Name:	C. Patrick Machado
Title:	Senior Vice President and Chief Financial Officer

cc:	Bradley A. Bugdanowitz, Esq.
Latham & Watkins LLP